Exhibit 99.6

C L S Q 3 1 E T N N CPUQC01.E.INT/000001/i1234 Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection(s) and return to the address as noted or register online at www.computershare.com/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements and MD&A. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy. Annual Financial Statements and MD&A Interim Financial Statements and MD&A 010W9A Name / Nom Apt. / App. Street Number / Numéro civique Postal Code / Code postal / Zip Code Street Name / Rue City / Ville Prov. / État

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